FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork, c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______       Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Commences Industry-leading 3D Seismic Survey at Its Queenwsay Gold Project

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 7, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the commencement of an industry-leading 3D seismic survey that will cover 47 km2 along the Appleton (“AFZ”) and JBP Fault Zones (“JBPFZ”) at its Queensway Project. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Highlights:

  The 3D seismic program commenced on March 5, 2023, and is being conducted by HiSeis, an Australian based leader in 3D seismic technology, responsible for conducting similar surveys at numerous projects globally for the mining sector, including at Agnico Eagle’s Fosterville Mine. HiSeis has worked in conjunction with New Found’s technical team to design the parameters of the seismic program for the rock types and mineralization style found at Queensway to maximize resolution.
  The survey is planned to cover an area 5.8km wide and spanning 8km of strike length along the AFZ and JBPFZ, encompassing known significant mineralized zones such as Keats, Keats West, Iceberg, Golden Joint and Lotto, as well as large areas that remain undrilled. This technology provides high resolution penetration up to 3km below surface, with coarser resolution to 8km depth, (see Figures 1-2).
  Drilling completed by the Company to date has primarily focused shallowly on the first 200m from surface and within a 200m window on either side of the AFZ. By collecting seismic data across the known zones, the Company will be able to effectively train a 3D dataset, with the goal of identifying similar looking, prospective zones both outside of this narrow window and at depth.
  Seismic geophysical surveys are often utilized in oil and gas exploration. Due to the unique nature of the sedimentary rock units and structurally controlled gold mineralization at Queensway, the project has been identified as an ideal candidate for 3D seismic technology, which is capable of delineating the lithological and structural architecture over a broad area and to great depths. Acquisition of seismic data not only benefits the understanding of the geological framework and exploration targeting but is useful in examining the geotechnical aspects of the project with greater certainty, aiding in planning of future project development.
  This is the first survey of its kind to be conducted on the island of Newfoundland and one of the first in North America. Its implementation will not only aid in the geologic understanding of the Queensway Project but of the entire central Newfoundland gold belt. The survey is expected to take four months to complete with initial interpretations expected shortly thereafter.

Greg Matheson, COO of New Found, stated: “Very few mining projects globally are as well suited as Queensway for the application of 3D seismic. Since inception we have aimed to be at the forefront of product application and data driven approaches to exploration. We were one of the first in North America to implement Chrysos PhotonAssayTM technology and are proud to be an early adopter of 3D seismic. In order to fully benefit from 3D seismic, it is necessary to obtain seismic data on known mineralized zones. Queensway North is a perfect candidate in this regard, providing us with a large canvas hosting significant structures, drilled high-grade gold zones, as well as vast expanses of prospective and undrilled terrain. This means our 3D seismic survey will be starting off with a very strong dataset from which to train from, covering known zones such as Keats, Golden Joint, and Lotto. This will guide us as we then extrapolate this data to the areas directly around and beneath these zones, as well as well outside of these areas, and in great detail. As geophysical information is collected and processed, and prospective areas are identified, we can then quickly test these areas with drilling. Since the majority of drilling at Queensway to date has occurred within a narrow and shallow corridor along the AFZ, we expect this survey to vastly expand potential target areas. This includes the west side of the AFZ, the parallel JBPFZ, and the 5km-wide area in between. Complex orogenic faults systems such as the AFZ not only create fluid pathways for the gold mineralization but also focus gold in concentrated zones. Detecting these zones and fluid pathways before the drilling phase increases efficiency and the likelihood of success with the drill bit. More so, it’s all about finding the things we don’t see.”

Dr. Miguel Nassif, Senior Structural Geologist of New Found, stated: “Our project team has conducted numerous geophysical characterization studies and investigations leading up to the design of our planned 3D seismic survey which has not only de-risked the possible outcomes but also given us strong indications it will meet program objectives. 3D seismic is a proven technology, capable of delineating lithologies, alteration sequences, structural features and most importantly areas of mineralization across broad expanses and to great depths. The immensity of scientific data we will derive from this survey will not only serve immediate exploration targeting but evolve with the project throughout its life cycle for decades to come.”

Seismic Survey Details

  The planned survey covers 47 km2 with over 260 km of source lines, with source points spaced at 12.5m intervals and 18,500 geophone receiver stations.
  A 100m separated source lines and 100m separated receiver lines are optimized for resolution from 200-1000m depths but will give good resolution down to 3,000m.
  2-D transect lines extending 6.7km across the Davidsville sedimentary basin will provide resolution of the broader geological architecture of the thrust belt in central Newfoundland to depths of 8-9km.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $72 million as of March 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Company’s plans and expectations regarding the 3D seismic survey; the benefits of and use of the information gathered from the 3D seismic survey; the timing of the 3D seismic survey and receipt of the results therefrom; exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates, ” “believes, ” “interpreted,” “intends, ” “estimates, ” “projects, ” “aims, ” “suggests,” “indicate,” “often,” “target,” “future,” “likely,” “pending,” “potential, ” “goal, ” “objective, ” “prospective, ” “possibly,” “preliminary”, and similar expressions, or that events or conditions “will, ” “would, ” “may, ” “can, ” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the completion of the 3D seismic survey and the interpretation and use of the results therefrom; possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: March 7, 2023	By:	/s/ Collin Kettell
Chief Executive Officer